SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE OF THE START OF THE PUBLIC OFFERING OF DEBENTURES OF THE 3RD ISSUE

BB BANCO DE INVESTIMENTO S.A. ("Leading Coordinator"), BANCO BRADESCO S.A., BANCO ITAÚ BBA S.A., BANCO SANTANDER BRASIL S.A., HSBC BANK BRASIL S.A. - BANCO MÚLTIPLO, and UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. (jointly the "Coordinators") report the start, on this date, of the public offering of 40,000 simple debentures of the 3rd issue of COMPANHIA PARANAENSE DE ENERGIA - COPEL, Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20, Corporate Registry ID (NIRE) 41300036535, Rua Coronel Dulcídio, 800, CEP: 80420-170 - city of Curitiba, State of Paraná (the “Offering”, the “Issue” and the “Issuer”, respectively), of the registered, book-entry, not convertible into shares format, in a single tranche, with real guarantee, with unit face value of R$ 10,000.00 (the “Debentures”), finishing, on the date of issue, whatever it is, February 1, 2005 (the “Date of Issue”), the total of: R$ 400,000,000.00

ISIN # BRCPLEDBS083
RATINGS
Fitch Atlantic: A+ (bra)
Moody’s: A1.br

The Offering is carried out within the scope of the First Program of Distribution of Debentures of the Issuer (the “Program”), approved at the Extraordinary General Meeting of the Issuer’s shareholders held on April 12, 2005.
The Program was filed with the Brazilian Securities and Exchange Commission (“CVM”) under # CVM/SRE/PRO/2005/005, on April 25, 2005, which has a duration term of 2 years counted from the filing date and limit of R$ 1,000,000,000.00.

1. DELIBERATIONS ON THE ISSUE AND DEED
The Issue is the first one carried out within the scope of the Program and was approved by the Issuer’s Extraordinary Shareholders’ Meeting held on April 12, 2005, filed with the Commercial Registry of the State of Paraná (“JUCEPAR”) on April 13, 2005, under # 20051185369, and published in the Official Gazette of the State of Paraná and in the newspapers O Estado do Paraná and Gazeta Mercantil, Brazilian edition, on April 13, 2005 (“AGE”); by the Meetings of the Issuer’s Board of Directors held on March 11, 2005 and March 21, 2005, filed with JUCEPAR on March 29, 2005 and April 13, 2005, under #s 20051008009 and 20051177790, and published in the Official Gazette of the State of Paraná and in the newspapers O Estado do Paraná and Gazeta Mercantil, Brazilian edition, on April 12, 2005 and April 13, 2005, respectively (“RCAs”); and by the Meetings of the Board of Directors of COPEL Geração S.A. (“COPEL Geração”) held on March 10, 2005 and March 21, 2005, filed with JUCEPAR on April 13, 2005 and April 12, 2005, under #s 20051177781 and 20051177803, respectively, and published in the Official Gazette of the State of Paraná and in the newspaper O Estado do Paraná, on April 13, 2005 (“RCAs of COPEL Geração”). The Issue is ruled by the “Private Deed of the 3rd Issue of Simple Debentures, Not Convertible into Shares, in a Single Tranche, with Real Guarantee, for Public Offering, of Companhia Paranaense de Energia - COPEL” (the “Deed”), entered into between the Issuer and Planner Corretora de Valores S.A. (the “Fiduciary Agent”) on April 14, 2005, and enrolled at JUCEPAR under # ED000116000, on April 15, 2005.
2. FEATURES OF THE DEBENTURES
2.1. Date of Issue: For all legal purposes, the date of issue of the Debentures is February 1, 2005 (the “Date of Issue”).
2.2. Unit Face Value: The Debentures will have unit face value of R$ 10,000.00 on the Date of Issue (the “Unit Face Value”).
2.3. Number of Tranches: The Issue will be carried out in a single tranche.
2.4. Number of Securities: 40,000 Debentures will be issued, totaling R$ 400,000,000.00 on the Date of Issue.
2.5. Option of Supplementary Lot: The Issuer may not increase the number of Debentures by up to 20% in relation to the number originally estimated. The Issuer does not grant Coordinators the option to increase the number of Debentures to be distributed by means of a supplementary lot, under the terms of the Article 24 of the CVM Instruction 400.
2.6. Final Maturity of the Debentures: The Debentures shall have a 4-year maturity term counted from the Date of Issue, with final maturity on February 1, 2009, in compliance with the provision in the Deed.
2.7. Class and Format: The Debentures shall be simple, not convertible into shares, book-entry and registered.
2.8. Type and Guarantee: 2.8.1. Under the terms of the Pledge Agreement of Credit Rights and other Covenants entered into on April 14, 2005 amongst the Issuer, the Fiduciary Agent, COPEL Geração and Banco do Brasil S.A. (“Managing Bank” and, this agreement, the “Pledge Agreement”), the Debentures shall be guaranteed by pledge, constituted by COPEL Geração, of all current and future rights of COPEL Geração, resulting (i) from energy sale agreements entered into with electricity distribution concessionaries, jointly with the instruments of constitution of guarantee and supplements related to them, which are specified in the Pledge Agreement, minutes of which are in the Supplement of this present Offering; and (ii) from the Centralizing Account maintained by COPEL Geração in the Managing Bank, where all the amounts related to the rights indicated in the item (i) above shall be deposited.
2.8.2. The Pledge Agreement sets forth terms and conditions for the increase, reduction and release of the guarantee, in all of it or in part, which are described in the Supplement of the Offering.
2.8.3. The Pledge Agreement was approved by the Brazilian Electricity Agency - ANEEL by means of the Order 435, published in the Official Gazette of the Federal Executive on April 11, 2005.
2.9. Offering, Placement and Trade Procedure:
2.9.1. The Debentures shall be the purpose of the public offering, being 36,000 Debentures distributed on a firm guarantee basis and 4,000 Debentures on a best effort basis.
2.9.2. Reservation requests shall not be accepted and maximum or minimum subscription lots shall not be determined. Primarily and in this order, the Coordinators themselves and their qualified investing clients who intend to invest in the Debentures shall be assisted, in view of the Coordinators’ relation with these clients, as well as other investment funds (even if not qualified investors).
2.9.3. The maximum term for the public placement of the Debentures, purpose of the firm guarantee, shall be 2 Business Days (the “Placement Term in Firm Guarantee”) and the maximum term for the public placement of the Debentures, purpose of the best effort basis, shall be 6 months, both in the terms counted from the publication of this Notice of the Start of the Offering (the “Placement Term in Best Efforts”), or up to the publication of the notice of the closure of the offering , whatever takes place first;
2.9.4. The Offering shall be concluded even if a partial distribution of the Debentures takes place, respecting, in this case, the minimum number of 36,000 Debentures related to the portion placed on a firm guarantee basis (for which the Offering shall be necessarily maintained), and the Debentures to be distributed on a best effort basis, which are not effectively subscribed and paid up at the end of the Placement Term in Best Efforts, shall be cancelled by the Issuer.
2.9.5. The Debentures shall be placed on the primary market by means of the Securities Distribution System (“SDT”), administrated by the Brazilian Association of Financial Market Institutions (“ANDIMA”), and operationalized by the Brazilian Custody and Settlement Chamber (“CETIP”).
2.9.6. The Debentures shall be admitted for trade on the secondary market by means of:
(i) the Brazilian System of Debentures (“SND”), administrated by ANDIMA and operationalized by CETIP; and (ii) the Bovespa Fix Trade System (“BovespaFix”), of the São Paulo Stock Exchange - BOVESPA (“Bovespa”), being, in the case of item (ii), the trades settled and the Debentures held in custody at the Brazilian Company of Settlement and Custody (“CBLC”).
2.10. Subscription Price and Payment: The Debentures shall be subscribed and paid up by their Unit Face Value, plus the Compensation, calculated pro rata temporis from the Date of Issue up to the date of their effective payment.
2.11. Preemptive Right: There shall not be preference for the subscription of the Debentures by the Issuer’s current shareholders.
2.12. Compensation: Compensatory interest corresponding to 115% of the average daily rate of the DI - a day Interbank Deposits, Extra-Group (the “DI Rate”), expressed in the percentage per year format, 252 business days basis, daily calculated and published by CETIP, calculated on an exponential and cumulative basis pro rata temporis per business days elapsed (“Compensation”) shall incur, as from the Date of Issue, on the Face Value of the Debentures, minus the amortizations realized and paid. The Compensation shall be paid semi-annually, and the first maturity shall be on August 1, 2005 and the last one on February 1, 2009.
2.13. Amortization: The Amortization of the Debentures shall be carried out in 3 annual installments, corresponding to R$ 3,333.00, R$ 3,333.00 and R$ 3,334.00 of each Debenture, respectively, on February 1, 2007, 2008 and 2009.
2.14. Renegotiation: There shall not be renegotiation of the Debentures.
2.15. Mandatory Acquisition by the Issuer: The Issuer undertakes to acquire the total outstanding Debentures, by the Unit Face Value of each Debenture, minus amortizations previously realized and paid, plus the Compensation and charges, calculated pro rata temporis under the terms of the Deed, of the Debenture holders who, individually, demonstrate, in a 30-day term counted from the publication made by the Fiduciary Agent, interest in selling all or part of the Debentures they hold, up to 60 days, counted from the date of the receiving of the communication in written of the Debenture holder, if the following events take place: (a) sale, loss or sharing, to any security, of the direct or indirect share ownership of the Issuer or COPEL Geração by the current shareholder; (b) or corporate restructurings (merger, spin-off or incorporation) which change both the share ownership of the Issuer or COPEL Geração and the financial capacity of the Issuer of meeting its commitments assumed in the Deed.
2.16. Early Optional Redemption: The Issuer may redeem the outstanding Debentures early, at any time as from March 1, 2007, by means of the publication of “Notice to Debenture Holders”, at least 15 Business Days before the early optional redemption, informing the redemption date and procedure. The early optional redemption may be total or partial, by the Unit Face Value of the Debenture, minus the amortizations previously realized and paid, plus the Compensation due until the payment date of the Debentures to be redeemed and the percentage premium of 0.80%, resulting from the amount of the balance to be redeemed. The procedure for the exercise of the right and implementation of the redemption is described in the Deed and in the Supplement of the Offering.
2.17. Early Maturity: Any of the following events are considered assumptions of early maturity of the Debentures and of immediate enforceability of the payment, by the Issuer, of the Unit Face Value of each Debenture, minus amortizations previously realized and paid, plus the Compensation and charges, calculated pro rata temporis, as from the Date of Issue or from the last Date of Compensation Payment, up to the date of its effective payment: (i) adjudication of bankruptcy of the Issuer or any direct or indirect subsidiary of the Issuer or request of preventive composition with creditors or bankruptcy formulated by the Issuer or any direct or indirect subsidiary of the Issuer (or in relation to any of the assumptions of this item, any court procedure similar to those provided for in this item, which replaces or complements the current legislation on bankruptcies and compositions with creditors, including court or out-of-court recovery); (ii) non payment of any amount(s) due to the Debenture holders on the dates provided for in the Deed; (iii) adjudication of intervention in the concession or extinguishment of the concession for the exploration of the energy distribution, transmission or generation services by the Issuer or by its subsidiaries; (iv) without loss of the item (ii) above, the infringement by the Issuer or by COPEL Geração of any non financial liability stipulated or untruth of any declaration made in the Deed or in the Pledge Agreement not remedied in 10 Business Days counted from the date of default or the evidence of untruth, and this term of 10 Business Days does not apply to the liabilities to which an specific term has been stipulated; (v) legitimate protest(s) of security (ies) against the Issuer or any direct or indirect subsidiary of the Issuer, unit or added value of which is equal or higher than R$ 25,000,000.00, amount which shall be annually readjusted by the IGP-M (General Market Price Index) variation, determined and published by Getúlio Vargas Foundation, except if the protest has been made by error or bad faith of third parties, as long as truly proved by the Issuer or by its direct or indirect subsidiary, as the case, or if the protest is cancelled in a 30-day term counted from its occurrence; (vi) court decision made final and unappealable or definitive arbitration, of condemnatory nature, against the Issuer or any direct or indirect subsidiary of the Issuer, by added value which exceeds R$ 40,000,000.00, amount which shall be annually readjusted by the IGP-M variation, as long as the Issuer or any direct or indirect subsidiary of the Issuer does not prove the payment, to the Fiduciary Agent, in a term of 10 Business Days as from the referred payment, of the referred added value, under the terms and conditions established in the referred court decision made final and unappealable or definitive arbitration decision; (vii) early maturity of any debt of the Issuer or any direct or indirect subsidiary of the Issuer, at a unit or added amount equal or higher than R$ 25,000,000.00, amount which shall be annually readjusted by the IGP-M variation; (viii) lack of payment by the Issuer or any direct or indirect subsidiary of the Issuer of any financial debts at added value equal or higher than R$ 25,000,000.00, amount which shall be annually readjusted by the IGP-M variation; (ix) lack of compliance on the account of the Issuer of any direct or indirect subsidiary of the Issuer, during the effectiveness of the Deed, with the laws, rules and regulations, including environmental ones, which affect or may affect the capacity of the Issuer to comply faithfully and fully with the liabilities provided for in the Deed; (x) any amendment to the social purpose set forth in the Issuer’s Bylaws which changes the Issuer’s ruling social activity; (xi) non compliance with the following financial indexes to be determined and verified semi-annually (relating to March and September) on the 10th Business Day counted from the date of the submission to the Brazilian Securities and Exchange Commission (CVM) of the Issuer’s consolidated quarterly financial information related to March and September, reviewed or audited, as the case, and (a) the Issuer shall send to the Fiduciary Agent, up to the 7th Business Day counted from the date of the submission to the CVM of the financial information mentioned above, statement report of the compliance of each one of the financial indexes, with the respective calculation chart and accounts included in the financial information used; (b) the Fiduciary Agent shall approve or not the referred financial indexes calculated by the Issuer, in a term of 5 Business Days, and the manifestation of the Fiduciary Agent as to the compliance of the financial indexes stipulated herein shall be definitive and shall bind upon all the parties; however, in the event the understanding and the consequent manifestation of the Fiduciary Agent is in the sense that the financial indexes are not complied with, the Fiduciary Agent shall gather with the Issuer between the 6th and 10th Business Day, inclusive, for discussion, verification and review of the pertinent calculations so that the Fiduciary Agent may issue a new manifestation which, by any means, shall take place up to the term of 10 Business Days initially mentioned, and this second manifestation shall bind upon the Issuer; and (c) the first verification shall take place in the 10th Business Day after the submission to the CVM of the reviewed financial information of the Issuer related to the second quarter of this fiscal year: (i) Consolidated EBITDA/Consolidated Financial Expenses equal or higher than 1.8 up to June 30, 2006 and equal or higher than 2.0 after June 30, 2006; (ii) Consolidated Debt/Consolidated EBITDA of, at maximum, 4.0; and (iii) Consolidated Debt/(Consolidated Debt + Shareholders’ Equity) of, at maximum, 0.42; being (a) “Consolidated EBITDA”, in relation to the 12 months previous to the date of the index determination, the sum (1) of the result before subtracting taxes, contributions and shareholding; (2) of the depreciation and amortization expenses taken place in the period; (3) of the consolidated financial expenses subtracted from the financial revenues; and (4) of the non-operating expenses subtracted from non-operating revenues, excluding the amounts not disbursed referring to the Araucária Hydroelectric Power Plant; (b) “Consolidated Financial Expenses” in relation to the 12 months previous to the index determination date, the sum: (1) of the debt issue costs, interest paid to individuals or legal entities (including financial institutions and suppliers); (2) of the securities, financial expenses which do no impact the cash, commissions, discounts and other rates for bank loans or letters of credit; (3) of the expenses subtracted from the revenues of operations of protection against exchange variation (hedge); and (4) of the expenses with aval guarantees, sureties, pledges or guarantees provided to other liabilities, excluding interest on own capital or any other mean of compensation to shareholders, recorded as financial expense; and the monetary restatement and exchange variations on the financial expenses in the period; and (c) “Consolidated Debt” on the date of the determination of the index, the sum (1) of the balances of the consolidated onerous debts of the Issuer with individuals and/or legal entities, including loans and financings with third parties, issue of fixed income securities, convertible or not, on the domestic and/or foreign capital markets; and (2) of the balances of the aval guarantees, sureties, pledges or guarantees provided by the Issuer, ensured, even with the sale or transfer of the future receivables shall be considered as debt, as long as recorded as liabilities in the Financial Statements of the Issuer, excluding the amount referring to the actuarial liability with Copel Foundation, recorded pursuant to the CVM Deliberation 371/2000, since not being an effective cash disbursement; or (xii) not supplementation of guarantee referred in item 2.8, in the event the minimum annual flow is lower than the percentage stipulated in the Deed.
2.18. Target Public of the Offering: The target public of the Offering shall be institutional or qualified investors. However, the Coordinators themselves and the qualified investing clients of the Coordinators who intend to invest in the Debentures, in view of the Coordinators’ relation with these clients, as well as other investment funds (even if not qualified investors), shall be assisted, primarily and in this order.
2.19. Inadequacy of Investment: The Offering is not targeted at investors who: (i) need a large liquidity in their securities, once the secondary market for trade of debentures is restricted; or (ii) are not willing to take the risk of credit of companies controlled by Public Officials and/or operating in the Brazilian electricity sector.
3. COORDINATORS
– Leading Coordinator
BB BANCO DE INVESTIMENTO S.A.
Rua Senador Dantas, 105, 28° andar, sala 2803, 20031-080, city of Rio de Janeiro, State of Rio de Janeiro - www.bb.com.br
– Coordinators
BANCO BRADESCO S.A.
Avenida Paulista, 1450, 3° andar, 01310-917, city of São Paulo, State of São Paulo - www.shopinvest.com.br
BANCO ITAÚ BBA S.A.
Avenida Brigadeiro Faria Lima, 3400, 3° ao 8° andares, 04538-132, city of São Paulo, State of São Paulo - www.itaubba.com.br

BANCO SANTANDER BRASIL S.A.
Rua Amador Bueno, 474, 3° andar, Bloco C, 04752-005, city of São Paulo, State of São Paulo - www.santander.com.br
HSBC BANK BRASIL S.A. - BANCO MÚLTIPLO
Avenida Brigadeiro Faria Lima, 3064, 4° andar, 01451-000, city of São Paulo, State of São Paulo - www.hsbc.com.br
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Avenida Eusébio Matoso, 891, 18° andar, 05423-901, city of São Paulo, State of São Paulo - www.unibanco.com.br
4. MANDATORY BANK
BANCO ITAÚ S.A.
Capital Markets Services Office - Avenida Eng. Armando de Arruda Pereira, 707, 9° andar, 04344-902, city of São Paulo, State of São Paulo
Phone: (11) 5029-1908 - Fax: (55) (11) 5029-1917 - E-mail: cláudio.ribeiro@itau.com.br
5. FIDUCIARY AGENT
PLANNER CORRETORA DE VALORES S.A.
Att.: Mrs. Viviane Rodrigues - Avenida Paulista, 2439, 11° andar, 01311-300, city of São Paulo, State of São Paulo
Phone: (55) (11) 3061-9444 extension line 459 - Fax: (55) (11) 3060-9575 - E-mail: vrodrigues@plannercorretora.com.br
6. OTHER INFORMATION ON THE OFFERING
The Definitive Prospectus of the Program and the Supplement of the Prospectus of the Program related to this present Offering are available in the headquarters and in the pages of the worldwide computer network of the Coordinators indicated in the item 3 above, of the Issuer (www.copel.com), CVM (www.cvm.gov.br) and CETIP (www.cetip.com.br). For further information, please contact the Coordinators of this present Offering or the CVM. In addition to the addresses of the Coordinators, the Mandatory Bank and the Bookkeeper of the Issuer, we indicate other relevant addresses below:
CVM - city of RIO DE JANEIRO - State of Rio de Janeiro
Rua Sete de Setembro, 111, 5° andar, city of Rio de Janeiro - State of Rio de Janeiro
CVM - city of SÃO PAULO - State of São Paulo
Rua Líbero Badaró 471, 7° andar, city of São Paulo - State of São Paulo
The Definitive Prospectus is made available to investors at the CVM for consultation and reproduction only.
COMPANHIA PARANAENSE DE ENERGIA - COPEL
Rua Coronel Dulcídio, 800, city of Curitiba - State of Paraná - Att.: Mr. Rubens Ghilardi - Chief Financial Officer and Investor
Relations Officer
Phone: (55) (41) 310-5110 - Fax: (55) (41) 331-4145 - E-mail: rubens.ghilardi@copel.com
CETIP - CUSTODY AND SETTLEMENT CHAMBER
Rua Líbero Badaró, 425, 24° andar, CEP 01009-000, city of São Paulo - State of São Paulo
E-mail: www.cetip.com.br
7. DATE OF THE START OF THE OFFERING
The date of the start of the Offering is April 26, 2005.
8. REGISTER OF THE OFFERING AT THE CVM
The Offering was registered at the Brazilian Securities and Exchange Commission on April 25, 2005, under # CVM/SRE/DEB/2005/018.
The register of the offering does not imply, on the account of the CVM, in the guarantee of the truth of the information provided or in the judgment on the quality of the issuer, as well as on the debentures to be distributed.
“The Offering was elaborated pursuant to the provisions of the Self-Regulation Code of ANBID for the Public Offerings of Securities registered in the in the 5th Office of Securities and Documents of the State of Rio de Janeiro under # 497585, complying with its minimum information standards, and ANBID does not have any responsibility on the referred information, the quality of the Issuer, the participating institutions and the Debentures.”
LEADING COORDINATOR
COORDINATORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.